Filed by Blue Owl Capital Corporation III

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: Blue Owl Capital Corporation III

Commission File No. 814-01345

File No. of Related Registration Statement: 333-281609

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 6, 2024

BLUE OWL CAPITAL CORPORATION III

(Exact name of Registrant as Specified in Its Charter)

Maryland	814-01345	84-4493477
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

399 Park Avenue
New York, NY	10022
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code: (212) 419-3000

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instructions A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	OBDE	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934. Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02. Results of Operations and Financial Condition

On November 6, 2024, Blue Owl Capital Corporation III (the “Company”) issued a press release announcing its financial results for the third quarter ended September 30, 2024. The press release is attached as Exhibit 99.1 to this Form 8-K and is incorporated herein by reference.

The information in Item 2.02 of this Current Report on Form 8-K, including Exhibit 99.1 furnished herewith, is being furnished and shall not be deemed “filed” for any purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of such Section. The information in this Current Report on Form 8-K shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

Exhibit Number	Description

99.1	Press Release, dated November 6, 2024.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BLUE OWL CAPITAL CORPORATION III

Dated: November 6, 2024	By:	/s/ Jonathan Lamm
Name: Jonathan Lamm Title: Chief Financial Officer

Exhibit 99.1

Blue Owl Capital Corporation III Reports Third Quarter Net Investment Income Per Share of $0.41

and Net Asset Value Per Share of $15.49

NEW YORK — November 6, 2024 — Blue Owl Capital Corporation III (NYSE: OBDE, or the “Company”) today announced financial results for its third quarter ended September 30, 2024.

THIRD QUARTER 2024 HIGHLIGHTS

•	Third quarter net investment income (“NII”) per share of $0.41, in-line with the prior quarter and exceeding the regular dividend of $0.35 per share by 17%

•

As previously announced in January, the Board of Directors (the “Board”) declared five special dividends of $0.06 per share; the third of which will be payable on or before December 13, 2024 to shareholders of record as of November 29, 2024

•	10.6%[1] annualized dividend yield based on third quarter net asset value (“NAV”) per share

•	NAV per share of $15.49, as compared with $15.56 as of June 30, 2024

•

Originations for the third quarter were $575.1 million, offset by $649.1 million of sales and repayments, as compared with $1.0 billion of originations and $338.3 million of sales and repayments for the three months ended June 30, 2024

•	Investments on non-accrual decreased to 0.2% of the total fair value of the debt portfolio, as compared with 0.5% as of June 30, 2024

“We saw continued strong momentum in the third quarter, delivering stable portfolio performance to generate an attractive return on equity of 10.5%,” commented Craig W. Packer, Chief Executive Officer. “Credit quality remains excellent, and our predominantly first-lien portfolio is well-positioned to produce healthy returns through all rate environments.”

Merger Update

On August 7, 2024, OBDE entered into an agreement to merge with Blue Owl Capital Corporation (NYSE: OBDC), an affiliated business development company managed by Blue Owl Credit Advisors, LLC, with OBDC as the surviving entity.

On August 16, 2024, the Company filed a preliminary registration statement on Form N-14, which included a joint proxy statement of the Company and OBDC and the Company’s prospectus. On October 11, 2024, the Company filed an amended registration statement on Form N-14. The registration statement was declared effective by the SEC on October 21, 2024, and the special meetings for each of the Company’s and OBDC’s shareholders are scheduled for January 8, 2025. The merger is expected to close shortly after the special meetings, subject to shareholder approvals and other customary closing conditions.

Dividend Declarations

The Company’s Board declared a fourth quarter 2024 dividend of $0.35 per share for stockholders of record as of December 31, 2024, payable on or before January 15, 2025.

In addition, and as previously announced, the Board declared a series of five special dividends of $0.06 per share, payable to stockholders of record quarterly. The third special dividend of $0.06 per share will be payable on or before December 13, 2024 to shareholders of record as of November 29, 2024. A full schedule of the record and payment dates can be found on the Company’s website.

PORTFOLIO AND INVESTING ACTIVITY

For the three months ended September 30, 2024, new investment commitments totaled $575.1 million across 21 new portfolio companies and 16 existing portfolio companies. This compares to $1.0 billion for the three months ended June 30, 2024 across 31 new portfolio companies and 24 existing portfolio companies.

For the three months ended September 30, 2024, the principal amount of new investments funded was $536.4 million. For this period, the Company had $649.1 million aggregate principal amount in sales and repayments.

For the three months ended June 30, 2024, the principal amount of new investments funded was $765.7 million. For this period, the Company had $338.3 million aggregate principal amount in sales and repayments.

(1)	Dividend yield reflects regular Q3’24 dividend of $0.35 per share, $0.06 per share special dividend paid on 9/13/24, and Q3 2024 net asset value per share of $15.49.

As of September 30, 2024 and June 30, 2024, the Company had investments in 185 and 207 portfolio companies with an aggregate fair value of $4.2 billion and $4.3 billion, respectively. As of September 30, 2024, the average investment size in each portfolio company was $23.0 million based on fair value.

As of September 30, 2024, based on fair value, the portfolio consisted of 84.9% first lien senior secured debt investments, 5.2% second lien senior secured debt investments, 1.6% unsecured debt investments, 3.3% preferred equity investments, 4.9% common equity investments and 0.1% joint ventures.

As of June 30, 2024, based on fair value, the portfolio consisted of 85.0% first lien senior secured debt investments, 5.4% second lien senior secured debt investments, 1.5% unsecured debt investments, 3.6% preferred equity investments, and 4.5% common equity investments.

As of September 30, 2024 and June 30, 2024, approximately 90.1% and 90.4% of the portfolio was invested in secured debt, respectively. As of September 30, 2024, 97.3% of the debt investments based on fair value in the portfolio were at floating rates.

As of September 30, 2024 and June 30, 2024, the weighted average total yield of accruing debt and income-producing securities at fair value (which includes interest income and amortization of fees and discounts) was 11.1% and 11.5%, respectively, and the weighted average total yield of accruing debt and income-producing securities at amortized cost (which includes interest income and amortization of fees and discounts) was 11.1% and 11.5%, respectively.

As of September 30, 2024, loans on non-accrual represented 0.2% of the total fair value of the debt portfolio.

RESULTS OF OPERATIONS FOR THE THIRD QUARTER ENDED SEPTEMBER 30, 2024

Investment Income

Investment income increased to $129.0 million for the three months ended September 30, 2024 from $107.2 million for the same period in the prior year primarily due to higher interest income, resulting from an increase in our debt investment portfolio at par. Included in interest income are other fees such as prepayment fees and accelerated amortization of upfront fees from unscheduled paydowns which are non-recurring in nature. Period-over-period, these fees increased due to an increase in repayment activity for the period. We expect that investment income will vary based on a variety of factors including the pace of our originations and repayments.

Expenses

Total expenses increased to $79.2 million for the three months ended September 30, 2024 from $37.9 million for the same period in prior year due to an increase in management fees, incentive fees and interest expense. The increase in interest expense was driven by an increase in leverage, average daily borrowings and average interest rate period-over-period. Management and incentive fees increased due to an increase in our investment portfolio at fair value as well as the increased fee rates effective as of the Company’s listing date, January 25, 2024. Incentive fees were not incurred prior to the listing date. As a percentage of total assets, professional fees, directors’ fees and other general and administrative expenses increased period-over-period.

Liquidity and Capital Resources

As of September 30, 2024, the Company had $151.3 million in cash, $2.5 billion in total principal value of debt outstanding, and $367.6 million of undrawn capacity on our credit facilities. The Company’s weighted average interest rate on debt outstanding was 7.1% and 7.1% for the three months ended September 30, 2024 and June 30, 2024, respectively. Ending net debt-to-equity was 1.21x and 1.22x as of September 30, 2024 and June 30, 2024, respectively.

CONFERENCE CALL AND WEBCAST INFORMATION

Conference Call Information:

The conference call will be broadcast live on November 7, 2024 at 11:00 a.m. Eastern Time on the Events section of OBDE’s website at www.BlueOwlCapitalCorporationIII.com. Please visit the website to test your connection before the webcast.

Participants are also invited to access the conference call by dialing one of the following numbers:

•	Domestic: (877) 407-9714

•	International: +1 (201) 689-8865

All callers will need to reference “Blue Owl Capital Corporation III” once connected with the operator. All callers are asked to dial in 10-15 minutes prior to the call so that name and company information can be collected.

Replay Information:

An archived replay will be available for 14 days via a webcast link located on the Events section of OBDE’s website, and via the dial-in numbers listed below:

•	Domestic: (877) 660-6853

•	International: +1 (201) 612-7415

•	Conference ID: 13748670

ABOUT BLUE OWL CAPITAL CORPORATION III

Blue Owl Capital Corporation III (NYSE: OBDE) is a specialty finance company focused on lending to U.S. middle-market companies. As of September 30, 2024, OBDE had investments in 185 portfolio companies with an aggregate fair value of $4.2 billion. OBDE has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended. OBDE is externally managed by Blue Owl Diversified Credit Advisors LLC, an SEC-registered investment adviser that is an indirect affiliate of Blue Owl Capital Inc. (“Blue Owl”) (NYSE: OWL) and is a part of Blue Owl’s Credit platform.

Certain information contained herein may constitute “forward-looking statements” that involve substantial risks and uncertainties. Such statements involve known and unknown risks, uncertainties and other factors and undue reliance should not be placed thereon. These forward-looking statements are not historical facts, but rather are based on current expectations, estimates and projections about OBDE, its current and prospective portfolio investments, its industry, its beliefs and opinions, and its assumptions. Words such as “anticipates,” “expects,” “intends,” “plans,” “will,” “may,” “continue,” “believes,” “seeks,” “estimates,” “would,” “could,” “should,” “targets,” “projects,” “outlook,” “potential,” “predicts” and variations of these words and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond OBDE’s control and difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements including, without limitation, the risks, uncertainties and other factors identified in OBDE’s filings with the SEC. Investors should not place undue reliance on these forward-looking statements, which apply only as of the date on which OBDE makes them. OBDE does not undertake any obligation to update or revise any forward-looking statements or any other information contained herein, except as required by applicable law.

INVESTOR CONTACTS

Investor Contact:

BDC Investor Relations

Michael Mosticchio

credit-ir@blueowl.com

Media Contact:

Prosek Partners

Josh Clarkson

pro-blueowl@prosek.com

FINANCIAL HIGHLIGHTS

	For the Three Months Ended
($ in thousands, except per share amounts)	September 30, 2024	June 30, 2024	September 30, 2023
Investments at Fair Value	$4,249,075	$4,346,302	$3,565,615
Total Assets	$4,464,334	$4,502,757	$3,672,136
Net Asset Value Per Share	$15.49	$15.56	$15.40
Investment Income	$129,042	$123,175	$107,216
Net Investment Income	$50,493	$50,381	$69,083
Net Income	$42,161	$39,615	$73,493
Net Investment Income Per Share	$0.41	$0.41	$0.56
Net Realized and Unrealized Gains (and Losses) Per Share	$(0.07)	$(0.09)	$0.04
Net Income Per Share	$0.34	$0.32	$0.60
Distributions Declared from Net Investment Income Per Share	$0.35	$0.35	$0.48
Weighted Average Yield of Accruing Debt and Income Producing Securities at Fair Value	11.1%	11.5%	12.0%
Weighted Average Yield of Accruing Debt and Income Producing Securities at Amortized Cost	11.1%	11.5%	12.0%
Percentage of Debt Investments at Floating Rates at Fair Value	97.3%	97.5%	97.9%

CONSOLIDATED STATEMENTS OF ASSETS AND LIABILITIES

(Amounts in thousands, except share and per share amounts)

	September 30, 2024 (Unaudited)	December 31, 2023
Assets
Investments at fair value
Non-controlled, non-affiliated investments (amortized cost of $4,099,669 and $3,479,371, respectively)	$4,122,000	$3,498,800
Non-controlled, affiliated investments (amortized cost of $127,653 and $97,482, respectively)	121,608	91,901
Controlled, affiliated investments (amortized cost of $5,473 and $—, respectively)	5,467	—

Total investments at fair value (amortized cost of $4,232,795 and $3,576,853, respectively)	4,249,075	3,590,701
Cash	151,341	141,448
Interest receivable	37,585	25,147
Receivable for investments sold	22,288	—
Prepaid expenses and other assets	4,045	3,801

Total Assets	$4,464,334	$3,761,097

Liabilities
Debt (net of unamortized debt issuance costs of $23,428 and $25,623, respectively)	$2,444,152	$1,754,496
Distribution payable	43,175	60,779
Management fee payable	15,813	4,517
Incentive fee payable	10,711	—
Payables to affiliates	5,398	896
Payable for investments purchased	4,908	—
Accrued expenses and other liabilities	29,432	29,297

Total Liabilities	$2,553,589	$1,849,985

Commitments and contingencies (Note 7)
Net Assets
Common shares $0.01 par value, 500,000,000 shares authorized; 123,356,823 and 122,817,625 shares issued and outstanding, respectively	$1,234	$1,228
Additional paid-in-capital	1,837,067	1,829,029
Accumulated undistributed (overdistributed) earnings	72,444	80,855

Total Net Assets	$1,910,745	$1,911,112

Total Liabilities and Net Assets	$4,464,334	$3,761,097

Net Asset Value Per Share	$15.49	$15.56

CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands, except share and per share amounts)

(Unaudited)

	For the Three Months Ended September 30,		For the Nine Months Ended September 30,
	2024	2023	2024	2023
Investment Income
Investment income from non-controlled, non-affiliated investments:
Interest income (excluding payment-in-kind (“PIK”) interest income)	$110,102	$89,904	$309,664	$253,929
PIK interest income	10,749	10,249	31,568	35,121
Dividend income	4,321	4,937	14,352	16,311
Other income	1,683	1,545	4,379	4,850

Total investment income from non-controlled, non-affiliated investments	126,855	106,635	359,963	310,211

Investment income from non-controlled, affiliated investments:
Interest income (excluding PIK interest income)	353	—	1,142	—
PIK interest income	60	129	89	129
Dividend income	1,774	444	4,463	939
Other income	—	8	5	8

Total investment income from non-controlled, affiliated investments	2,187	581	5,699	1,076

Total Investment Income	129,042	107,216	365,662	311,287

Expenses
Interest expense	48,490	31,104	126,975	89,356
Management fee	15,813	4,490	43,155	13,346
Performance based incentive fees	10,710	—	28,537	—
Professional fees	2,463	1,186	5,657	3,761
Directors’ fees	228	289	683	682
Listing advisory fees	—	—	6,040	—
Other general and administrative	1,579	838	5,486	2,209

Total Expenses	79,283	37,907	216,533	109,354

Net Investment Income (Loss) Before Taxes	49,759	69,309	149,129	201,933

Income tax expense (benefit), including excise tax expense (benefit)	(734)	226	(20)	1,619

Net Investment Income (Loss) After Taxes	$50,493	$69,083	$149,149	$200,314

Net Realized and Change in Unrealized Gain (Loss)
Net change in unrealized gain (loss):
Non-controlled, non-affiliated investments	$2,170	$6,057	$(646)	$30,028
Non-controlled, affiliated investments	(2,153)	(1,672)	(464)	(2,048)
Controlled, affiliated investments	(6)	—	(6)	—
Translation of assets and liabilities in foreign currencies	284	(168)	552	(1)
Income tax (provision) benefit	(154)	1	(153)	—

Total Net Change in Unrealized Gain (Loss)	141	4,218	(717)	27,979

Net realized gain (loss):
Non-controlled, non-affiliated investments	$(8,401)	$216	$(11,653)	$(11,249)
Foreign currency transactions	(72)	(24)	(942)	(45)

Total Net Realized Gain (Loss)	(8,473)	192	(12,595)	(11,294)

Total Net Realized and Change in Unrealized Gain (Loss)	(8,332)	4,410	(13,312)	16,685

Net Increase (Decrease) in Net Assets Resulting from Operations	$42,161	$73,493	$135,837	$216,999

Earnings (Loss) Per Share - Basic and Diluted	$0.34	$0.60	$1.10	$1.78

Weighted Average Shares Outstanding - Basic and Diluted	123,356,823	122,405,716	123,236,215	121,831,273

PORTFOLIO AND INVESTMENT ACTIVITY

	For the Three Months Ended September 30,
($ in thousands)	2024	2023
New investment commitments
Gross originations	$575,130	$78,516
Less: Sell downs	—	(1,454)

Total new investment commitments	$575,130	$77,062

Principal amount of investments funded:
First-lien senior secured debt investments	$526,490	$53,404
Second-lien senior secured debt investments	—	—
Unsecured debt investments	—	—
Preferred equity investments	732	—
Common equity investments	3,729	10,934
Joint ventures	5,469	—

Total principal amount of investments funded	$536,420	$64,338

Principal amount of investments sold or repaid:
First-lien senior secured debt investments	$(624,503)	$(50,755)
Second-lien senior secured debt investments	(5,883)	(6,068)
Unsecured debt investments	—	—
Preferred equity investments	(18,667)	(4,462)
Common equity investments	(15)	—
Joint ventures	—	—

Total principal amount of investments sold or repaid	$(649,068)	$(61,285)

Number of new investment commitments in new portfolio companies(1)	21	7
Average new investment commitment amount	$23,815	$5,762
Weighted average term for new debt investment commitments (in years)	4.6	5.8
Percentage of new debt investment commitments at floating rates	99.6%	90.5%
Percentage of new debt investment commitments at fixed rates	0.4%	9.5%
Weighted average interest rate of new debt investment commitments(2)	9.6%	11.8%
Weighted average spread over applicable base rate of new floating rate debt investment commitments	5.0%	6.4%

(1)	Number of new investment commitments represents commitments to a particular portfolio company.
(2)

For the three months ended September 30, 2024 and 2023, assumes each floating rate commitment is subject to the greater of the interest rate floor (if applicable) or 3-month SOFR, which was 4.59% and 5.40% as of September 30, 2024 and September 30, 2023, respectively.

Forward-Looking Statements

Some of the statements in this press release constitute forward-looking statements because they relate to future events, future performance or financial condition of OBDC or OBDE or the two-step merger (collectively, the “Mergers”) of OBDE with and into OBDC. The forward-looking statements may include statements as to: future operating results of OBDC and OBDE and distribution projections; business prospects of OBDC and OBDE and the prospects of their portfolio companies; and the impact of the investments that OBDC and OBDE expect to make. In addition, words such as “anticipate,” “believe,” “expect,” “seek,” “plan,” “should,” “estimate,” “project” and “intend” indicate forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this press release involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected accretion to net investment income and the elimination or reduction of certain expenses and costs due to the Mergers; (iv) the percentage of OBDC and OBDE shareholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that shareholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment; (x) the impact of geo-political conditions, including revolution, insurgency, terrorism or war, including those arising out of the ongoing war between Russia and Ukraine and the escalated conflict in the Middle-East, including the Israel-Hamas conflict, and general uncertainty surrounding the financial and political stability of the United States (including uncertainties related to the 2024 U.S. presidential election), the United Kingdom, the European Union and China, on financial market volatility, global economic markets, and various markets for commodities globally such as oil and natural gas; (xi) future changes in law or regulations; (xii) conditions to OBDC’s and OBDE’s operating areas, particularly with respect to business development companies or regulated investment companies; (xiii) an economic downturn, elevated interest and inflation rates, ongoing supply chain and labor market disruptions, including those as a result of strikes, work stoppages or accidents, instability in the U.S. and international banking systems, and the risk of recession or a shutdown of government services could impact business prospects of OBDC and OBDE and their portfolio companies or following the closing of the Mergers, the combined company; (xiv) the ability of Blue Owl Credit Advisors LLC (the “Adviser”) to locate suitable investments for the combined company and to monitor and administer its investments; (xv) the ability of the Adviser to attract and retain highly talented professionals; and (xvi) other considerations that may be disclosed from time to time in OBDC’s and OBDE’s publicly disseminated documents and filings with the Securities and Exchange Commission (“SEC”). OBDC and OBDE have based the forward-looking statements included in this press release on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. Although OBDC and OBDE undertake no obligation to revise or update any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that OBDC and OBDE in the future may file with the SEC, including the Joint Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Merger, OBDC and OBDE have filed with the SEC and intend to mail to their respective shareholders a joint proxy statement/prospectus (the “Joint Proxy Statement”) and OBDC has filed with the SEC a registration statement on Form N-14 (the “Registration Statement”) that includes the Joint Proxy Statement and a prospectus of OBDC. The Joint Proxy Statement and the Registration Statement contains important information about OBDC, OBDE, the Merger and related matters. This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. SHAREHOLDERS OF OBDC AND OBDE ARE URGED TO READ THE JOINT PROXY STATEMENT AND THE REGISTRATION STATEMENT AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OBDC, OBDE, THE MERGER AND RELATED MATTERS. Investors and security holders will be able to obtain the documentation filed with the SEC free of charge at the SEC’s website, http://www.sec.gov and for documents filed by OBDC, from OBDC’s website at https://www.blueowlcapitalcorporation.com and for documents filed by OBDE, from OBDE’s website at https://www.blueowlcapitalcorporationiii.com.

Participation in the Solicitation

OBDC, its directors, certain of its executive officers and certain employees and officers of the Adviser and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OBDC is set forth in the Joint Proxy Statement. OBDE, its directors, certain of its executive officers and certain employees and officers of Blue Owl Diversified Credit Advisors LLC and its affiliates may be deemed to be participants in the solicitation of proxies in connection with the Merger. Information about directors and executive officers of OBDE is set forth in the Joint Proxy Statement. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the OBDC and OBDE shareholders in connection with the Merger is contained in the Joint Proxy Statement. These documents may be obtained free of charge from the sources indicated above.